Analyst Day Filed by VG Acquisition Corp. (Commission File No.: 001-39587)  Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12  of the Securities Exchange Act of 1934 Subject Company: 23andMe, Inc. (Commission File No.: N/A)

Disclaimer This presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation of the proposed transaction (the “Transaction”) between VG Acquisition Corp. (“VG”) and 23andMe, Inc. (“23andMe”). This Presentation does not constitute investment, tax or legal advice. No representation, express or implied, is or will be given by VG, 23andMe or their respective affiliates and advisors as to the accuracy or completeness of the information contained herein, or any other written or oral information made available in the course of an evaluation of the Transaction. To the fullest extent permitted by law, in no circumstances will VG, 23andMe or any of their respective stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. Forward-Looking Statements This Presentation may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding VG’s and its management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward looking statements, but the absence of these words does not mean that a statement is not forward looking. The forward-looking statements contained herein are based on VG’s and 23andMe’s current expectations and beliefs concerning future developments and their potential effects on VG, 23andMe or any successor entity of the Transaction. There can be no assurance that the future developments affecting VG, 23andMe or any successor entity of the Transaction will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of VG and 23andMe) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These factors include, among others: the inability to complete the Transaction; the inability to recognize the anticipated benefits of the proposed transaction, including due to the failure to receive required security holder approvals, or the failure of other closing conditions; and costs related to the proposed Transaction. Except as required by law, VG and 23andMe do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Non-GAAP Financial Measures Certain of the financial measures included in this Presentation, including Adjusted EBITDA, have not been prepared in accordance with generally accepted accounting principles, or “GAAP”, and constitute “non-GAAP financial measures” as defined by the rules of the Securities and Exchange Commission (the “SEC”). VG has included these non-GAAP financial measures because it believes they provide an additional tool for investors to use in evaluating the financial performance and prospects of 23andMe or any successor entity of the Transaction. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. In addition, these non-GAAP financial measures may differ from non-GAAP financial measures with comparable names used by other companies. See the Appendix for a description of these non-GAAP financial measures and a reconciliation of the historic measures to 23andMe’s most comparable GAAP financial measures. Note however, that to the extent forward looking non-GAAP financial measures are provided herein, they are not reconciled to comparable forward-looking GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. Intellectual Property All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and VG’s and 23andMe’s use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this Presentation may appear with the ® or ™ symbols, but such references are not intended to indicate, in any way, that such names and logos are trademarks or registered trademarks of VG or 23andMe. Industry and Market Data This Presentation relies on and refers to certain information and statistics based on 23andMe’s management’s estimates, and/or obtained from third party sources which it believes to be reliable. Neither VG nor 23andMe has independently verified the accuracy or completeness of any such third party information. Additional Information VG has filed a registration statement on Form S-4 (File No. 333- 254772) (the “Registration Statement”) , which includes a preliminary proxy statement/consent solicitation statement/prospectus. After the Registration Statement is declared effective, the definitive proxy statement/consent solicitation statement/prospectus and other relevant documents will be mailed to stockholders of VG as of a record date to be established for voting on the business combination. Shareholders of VG and other interested persons are advised to read the preliminary proxy statement/consent solicitation statement/prospectus included in the Registration Statement, and when available, any amendments thereto and the definitive proxy statement/consent solicitation statement/prospectus because these documents contain and will contain important information about VG, 23andMe and the Transaction. Shareholders can obtain copies of the Registration Statement and when available, the definitive proxy statement/consent solicitation statement/prospectus, without charge, by directing a request to: VG Acquisition Corp. VG Acquisition Corp. 65 Bleecker Street, 6th Floor, New York NY 10012. These documents, once available, and VG’s annual and other reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov). This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Participants in the Solicitation VG, 23andMe and their respective directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from VG’s shareholders in connection with the Transaction. Information regarding the names and interests in the proposed transaction of VG’s directors and officers is contained VG’s filings with the SEC. Additional information regarding the interests of such potential participants in the solicitation process is also included in the Registration Statement (and will be included in the definitive proxy statement/consent solicitation statement/prospectus and other relevant documents when they are filed with the SEC).

1 Steve Schoch CFO Kenneth Hillan, M.B., Ch.B. Head of Therapeutics Anne Wojcicki Co-Founder and CEO Evan Lovell CIO, Virgin Group CFO, VGAC Adam Auton VP Human Genetics

Virgin's Investment Thesis for 23andMe

1 **Disrupting the Healthcare experience.** 23andMe is building a personalized health and wellness experience that caters uniquely to the individual by harnessing the power of their DNA

2 **The world's premier re-contactable genetic database.** A vast proprietary dataset rich with both genotypic and phenotypic information allows insights that unlock revenue streams across digital health, therapeutics, and much more

3 **Recognized and trusted brand with leading engagement metrics.** Impressive repeat customer engagement validates the 23andMe platform and the demand for genetics-based consumer service

4 **Institutionally sponsored therapeutics efforts.** A broad pipeline established in collaboration with GSK validates the approach of developing novel therapeutics using genetic data

5 **Multiple avenues for value creation.** The FDA-approved consumer platform, the therapeutics efforts, and the rich database each create optionality for outsized value creation that is difficult to replicate

6 **A world-class management team.** Pioneers in their industries, the team has a long track record of success and value creation

2

Behind Every Data Point is a Human Being 1

Our Mission is to Help People **Access**, **Understand** and **Benefit** from the **Human Genome**



23andMe
Welcome to you
saliva collection kit



23andMe
11.3M[1]
REGENERON
1M
MILLION VETERAN PROGRAM
825,000
UK BIOBANK
500,000
ALL OF US
366,000
FINNGEN
176,000
DECODE GENETICS
160,000
GENOMICS ENGLAND
100,000

Size and scale of 23andMe enables rapid, novel discoveries

[1] 8.9M of 23andMe's genotyped customers consented to research. Participant counts sourced from company websites (January 19, 2021). This comparison was conducted against databases that collect genetic information (genotypes, exomes, or genomes) on research participants and have disclosed or published their consented research participant numbers, as of December 31, 2020.

3

-15 The net positive score Americans gave the pharmaceutical industry 75% Consumers wish their healthcare experience was more personalized 25% U.S. healthcare spending is waste <12% Probability of success for a drug to be approved, taking ~10 years and costing $2.6B to develop 1 The Healthcare System is Dysfunctional 2 3 4 “Of course our system isn’t about healthcare, it’s about maximizing revenue for a whole bunch of different players that have nothing to do with what’s good for patients.” Elisabeth Rosenthal (Editor-in-Chief, Kaiser Health News) 1 JAMA, “Waste in the US Health Care System” (2019). 2 Redpoint Global / Dynata survey of over 1,000 U.S. consumers (2020). 3 Gallup, “Americans’ Views of U.S. Business and Industry Sectors” (2020). 4 PhRMA, “Biopharmaceutical Research & Development: The Process Behind New Medicines” (2015). 4

Consumer Scale and Empowerment is the Key to Disrupting Healthcare Media Travel Commerce Hospitality Healthcare “Healthcare cannot change from within, it will need an outside force to change it, and that force will be our customers.” Anne Wojcicki 5

We Pioneered Digital D2C Healthcare to Empower Customers With Affordable, Direct Access 2015 Carrier Status (inherited conditions) 2016 GHR (genetic health risk) 2018 PGt (pharmacogenetic metabolism) 2019 MUTYH (colorectal cancer) 2017 BRCA (breast and ovarian cancer) 2020 PGt (pharmacogenetic drug response) Proven accuracy (99% NPV/PPV) and accessibility1 TIME MAGAZINE INVENTION OF THE YEAR 6 FDA Authorizations 1 See FDA De Novo Authorizations 140044, 160026, 170046 and 180028 and FDA 510K Clearances K182784 and K193492. 6

Providing Customers With Key, Actionable Insights “Like me, there are many women who have slipped through the cracks of our current medical screening system, either because they don’t have a family history of breast or ovarian cancer. Or they do not know that they have Ashkenazi Jewish ancestry. In my case, even though I know I have Ashkenazi ancestry, that wasn’t enough to prompt my doctor to consider screening. So there are many women walking around with this risk, who, like me, would have never known of their own risk but for this test from 23andMe.” 23andMe customer who discovered she had a BRCA1 mutation 7,000+ Customers with Hypercholesterolemia (FH) variants 6,000+ Customers with a tested BRCA1 / BRCA2 variant 12,000+ Customers with an increased risk for Chronic Kidney Disease 80% Customers receive a report with a meaningful genetic variant Note: Estimates based on penetrance of variants in 23andMe’s Database. 7

World Class Leadership Team Merging Tech, Biotech and Healthcare



Anne Wojcicki
Co-Founder and Chief Executive Officer
Yale · investor



Steve Schoch
Chief Financial Officer
MIRAMAX · AMGEN



Kathy Hibbs, JD
Chief Legal & Regulatory Officer
Genomic Health · Monogram Biosciences



Kenneth Hillan, M.B., Ch.B.
Head of Therapeutics
ACHAOGEN · Genentech

Consumer

Kumar Iyer
Head of Product
Previously at Facebook, Netflix

Steve Lemon
VP, Engineering
Previously at Loopt, WebMD, Apple

Tracy Keim
VP, Consumer, Marketing & Brand
Previously at RAPP, Bonobos, Volvo

Okey Onyejekwe, MD, JD
VP, Healthcare Ops & Medical Affairs
Previously at Veterans Health, U.S. Air Force, Virta

Research & Corporate

Joyce Tung, PhD
VP, Research
Previously at Stanford University, UCSF

Jacquie Haggarty, MPP, JD
VP, Deputy General Counsel & Privacy Officer
Previously at Genomic Health, Latham & Watkins

David Baker
Chief Security Officer
Previously at Okta, Bugcrowd

Fred Kohler
VP, People
Previously at GRAIL, Genentech

Katie Watson
VP, Communications
Previously at Google, Lewis PR

Therapeutics

Jennifer Low, MD, PhD
Head of Therapeutics Development
Previously at Loxo, Genentech

Adam Auton, PhD
VP, Human Genetics
Previously at Albert Einstein College of Medicine, University of Oxford

Monica Viziano, PhD
VP, Portfolio Strategy & Alliance Management
Previously at GSK, Gilead

Richard Scheller, PhD
Board Director (former Chief Science Officer)
Previously at Genentech, Stanford University

Select Investors

Virgin · gsk · Google
NewView Capital · Genentech
Fidelity · Sequoia
Casdin Capital · G Squared

8

“The mission of 23andMe is not just about genetics. We want to transform healthcare...What I have learned after 11 years is that people want to participate in research…They don’t want to be a human subject. They want to be respected as an equal and as a partner in the process.” Anne Wojcicki to Recode Decode (2018) Transforming Healthcare With 23andMe’s Crowdsourced, Genetic Database 2

A C G T We are all 99.5% genetically alike ...is a data problem, a very big data problem Unlocking the Genetic Code Creates the Opportunity to Revolutionize the Diagnosis, Prevention and Treatment of Most, if Not All, Human Disease 3 billion base pairs long Cracking the code… 9

We Are Redefining Healthcare. With Data. At Scale. Enabling Research & Services Empowering Consumers 11.3M Genotyped Customers 4B+ Phenotypic Data Points Developing Therapeutics 40+ Programs2 Cumulative Genotyped Customers (in M, fiscal year ends March 31) FY17A FY18A FY19A FY20A FY21A FY22E FY23E FY24E 2.0 4.4 7.8 9.8 11.3 12.6 14.3 16.4 10M+ Genetic Profiles Created Critical Mass1 1 8.9M consented customers allows 23andMe to perform Genome-Wide Association Studies with over 10,000 cases on all diseases over 0.1% prevalence. 2 As of March 21, 2021. Programs include collaborated, 100% owned and royalty interest targets. 10

Novel Consumer Products Data Insights Drug Discoveries Phenotypic Data Genetic Data 11.3M Genotyped Customers 30K+ Daily Surveys Completed Innovative Results Return Value to the Customer We run hundreds of billions of association tests per year that further our unique understanding of human biology Consumer Powered Healthcare Flywheel Consumer Research Therapeutics / Product 80% Opt-In to Research 11

Our Ancestry Service A Mass Entry Point to Building a Revolutionary Database 12 DNA Relatives Visualize Genetic Connections With an Automatically Built Family Tree Ancestry Composition Note: Opt-in required for DNA Relatives and Family Tree builder. 12

How Ancestry Matters In Connection To Your Health Ann M. 23andMe Customer Ann did not know her ancestry origins and would not have been eligible for clinical testing under current guidelines. Ann decided to do 23andMe to learn more about her potential health risks. Based on her 23andMe report, she discovered she had a BRCA1 mutation. Her doctor confirmed the results and she opted to have surgeries to reduce her risk of having ovarian and/or breast cancer. Current clinical guidelines and eligibility for insurance coverage limit BRCA testing to women with a personal or family history of cancer (Robson, 2003) Adult individuals with a BRCA1 or BRCA2 variant 50% 50% Meet NCCN® criteria1 Do not meet NCCN® criteria 80% 20% Identified by healthcare system Missed by healthcare system 45% 21% No first-degree family history of a BRCA-related cancer Did not self-report having Jewish ancestry DTC Testing 1 NCCN is the National Comprehensive Cancer Network® (NCCN®). 13

Our Health Service

The First and Only Multi-Disease DTC Genetic Service That Includes FDA-Authorized Reports and Provides Personalized Genetic Insights and Tools

6 FDA
Authorizations

Health Predispositions

14

Including:
Type 2 Diabetes (Powered by 23andMe Research)
Celiac Disease
Uterine Fibroids
Chronic Kidney Disease
G6PD Deficiency
MUTYH-Associated Polyposis
BRCA1/BRCA2 (selected variants)


Type 2 Diabetes
Your genetics are associated with a typical likelihood.
37%

Wellness[1]

8

Including:
Muscle Composition
Genetic Weight
Alcohol Flush Reaction
Saturated Fat and Weight
Sleep Movement


Genetic Weight
Your genes predispose you to weigh about 7% less than average.
142

Carrier Status

40+

Including:
Cystic Fibrosis
Sickle Cell Anemia
Familial Hyperinsulinism (ABCC8-Related)
Tay-Sachs Disease
Glycogen Storage Disease (Type 1a)


Tay-Sachs Disease
You do not have the variants we tested.
0
variants detected

Pharmacogenetics

3

23andMe+

Including:
SLCO1B1 Drug Transport
CYP2C19 Drug Metabolism
DPYD Drug Metabolism


Pharmacogenetics
Genetic variants may influence how you process medications.
CYP2C19 Drug Metabolism
DPYD Drug Metabolism
SLCO1B1 Drug Transport

[1] Wellness information does not require FDA Authorization.

14

A Meaningful, Engaging (and Fun) Experience Strong Engagement and Trust Drive Longitudinal Data Collection 80% customers consent to research 30K research surveys completed daily 4B+ phenotypic data points 180+ published research papers 7M genotyped customers logged-in in 2020 60% pre-2015 customers logged-in during 2020 15

Genetic Data Helps Drive Behavior Change Eat healthier Set future goals to be healthier Adopt a healthier lifestyle in general Exercise more Get more rest / sleep Stop drinking / drink less Stop smoking / smoke less 76% Report taking a positive health action1 55% 51% 50% 45% 42% 16% 7% 1 Based on 2019 online survey, designed by 23andMe and M/A/R/C Research, of 1,046 23andMe Health + Ancestry customers. 16

Subscription is the Next Phase of Our D2C Journey Pharmacogenetics 3 reports (FDA-Authorized) Heart Health Reports (Powered by 23andMe Research) Atrial Fibrillation, Coronary Artery Disease, LDL Cholesterol, Hypertension DNA Relatives Advanced filters, access up to 5,000 relatives Polygenic Risk Scores (Powered by 23andMe Research) Rapidly discovering new genetic insights: Cancer risk Reproductive Health Diet Sleep Fitness and injuries Migraines 17

Strong Early Demand From Customers for Subscription Product Soft Launch October 2020 18

Opportunity for Personalized Healthcare at Scale Practice of Medicine Today Reactive – no customization until symptomatic Proactive – truly individualized from the very beginning 19

Genetics-Based Primary Care Genetics-Based Approach Will Transform the Continuum of Care 70% Providers think genetic tests will improve clinical outcomes1 Genetics-Based Primary Care Telehealth Diagnostics Testing Genetics-Based Primary Care Wellness Reports Pharmacy / E-Prescribing Medical Records Genetics-Based Primary Care Wearables Hospital Connection 1 Health Affairs, “Views Of Primary Care Providers On Testing Patients For Genetic Risks For Common Chronic Diseases.” (2018). 20

Transforming Therapeutic Development With the 23andMe Database 3

$2.6B average cost of drug development3 ~90% failure rate2, 3 7 years average time-to-IND1 Drug Development is Inefficient Limited Use of Data and Lack of Patient Engagement Constrain Productivity 1 IND = Investigational New Drug Application. fdareview.org, “The Drug Development and Approval Process” (2020). 2 Probability of success for a drug to be approved is estimated to be <12%. 3 PhRMA, “Biopharmaceutical Research & Development: The Process Behind New Medicines” (2015). 21

23andMe Can Efficiently Develop Novel Therapeutics by Power, Need and Speed

Pharmaceutical Industry		23andMe
7 years average time-to-IND[1]	»	**~4** years for our CD96 drug
~90% failure rate[2]	»	**Targets with genetic evidence have historically had a higher** success rate[3]

NATURE GENETICS PUBLICATION

The support of human genetic evidence for approved drug indications

Nelson et. al 2015

[1] IND = Investigational New Drug Application. fdareview.org, "The Drug Development and Approval Process" (2020).
[2] Probability of success for a drug to be approved is estimated to be <12%. PhRMA, "Biopharmaceutical Research & Development: The Process Behind New Medicines" (2015).
[3] Nature Genetics Publication, "The support of human genetic evidence for approved drug indications" (2015).

22

Our Scale Enables Real-Time Genetics Health Research COVID-19 Research March 16 April 6 June 8 Kicked Off Study Launched Study Preliminary Findings 750K Consumers participated in the COVID-19 study in the first 90 days 1,100,000 COVID-19 study participants Sept. 7 Printed Findings2 (January 2021) 1,728,000 High cholesterol 539,000 Type 2 Diabetes 29,000 Type 1 Diabetes 1,260,000 APOE e4 carriers (Alzheimer’s risk) 1,572,000 Depression 76,000 Epilepsy 986,000 Asthma 593,000 Atopic Dermatitis 225,000 Psoriasis 565,000 Irritable Bowel 96,000 UC / Crohn’s 59,000 Barrett’s Esophagus 479,000 Arrhythmia 144,000 Coronary Artery 38,000 Pulmonary Embolism 4,300 Idiopathic Pulmonary Fibrosis 7,700 Systemic Sclerosis 6,200 Sarcoidosis 1 1 As of January 2021. 2 23andMe COVID-19 manuscript live on MedRXiv September 7, 2020. 23

GWAS is a statistical analysis of Single Nucleotide Polymorphisms (SNPs), looking to identify differences in frequency between disease cases and controls. SNPs linked with disease will be found at different frequencies in cases versus controls. Association is represented by the level of statistical significance (p-value) of the SNP frequency difference. SNPs can be tested across the genome and mapped to specific regions. 24 Genome-Wide Association Studies (GWAS) GGCCAGCTGGACGAGG GGCCAGCTGGATGAGG SNP Cases Controls

Size and Scale Accelerate Target Discovery 1 Genome-Wide Association Study. Number of independent hits p<5e-8 2015 2016 2017 2018 2019 2020 New programs are identified through GWAS1 hits, which increase as size of database grows 10,000 5,000 0 15,000 20,000 25,000 30,000 35,000 40,000 2016 2017 2019 Example: Number of Osteoarthritis GWAS1 hits dramatically increase as database grows 25

Cancer Endocrine Hematology Autoimmunity Allergy Infectious Disease Cardiovascular Orthopedic Ophthalmology Neurology G.I. Metabolic Disease NAFLD (Non-Alcoholic Fatty Liver Disease) 26 Hundreds of Distinct Clinical Phenotypes Across Major and Rare Diseases Phenotype Cases Controls Hits New Lost 48048 2517644 104 44 2

10,000’s of Genome-Wide Association Study (GWAS) Hits Determine Disease Associated Genes and Directionality Researching to Understand Compelling Biology Identifying Druggable Proteins Assessment of Unmet Need and Competitive Landscape Best Drug Targets Wet lab validated targets progress through standard stages of research toward the selection of preclinical lead molecules and clinical development Phenotypic Data 23andMe’s database yields thousands of GWAS hits Advanced biology and medicinal chemistry guide design of optimal compounds from initial targets Phenotypic breadth provides unique ability to uncover potential safety issues or possible indication expansions Phenome-Wide Association Studies (PheWAS) Reveal Additional Indications and Potential Safety Concerns Genetic Data Systematic, Scalable Research Platform Yields Novel Drug Targets 27

Genetic Association of the TSLP Signalling Pathway With Asthma


TSLP
TSLPR
IL-7Rα
Cell membrane
JAK2
JAK1
STAT5
Proinflammatory signaling

- TSLP is a well-known cytokine with a role in maintaining immune homeostasis and regulating inflammatory responses at mucosal barriers.
- The TSLP signaling pathway is an attractive therapeutic target. e.g. Tezepelumab, a TSLP-blocking monoclonal antibody for treatment of asthma.
- Our genetic data shows that multiple genes within the TSLP pathway associate strongly with asthma.

28

Breadth of Phenotyping Provides Deeper Genetic Understanding Beyond Single Diseases PheWAS = Phenotype Wide Association Study Every SNP in the genome can be interrogated at >1,000 medically related phenotypes. Besides the role of a gene in a disease of interest, we can use genetics to learn potential indication expansions or possible unwanted toxicities. For TSLP, PheWAS indicates lack of effect in eczema but also highlights potential indication expansion in a rare disease. Rare disease A Asthma 29

“Our work with 23andMe is exceeding expectations and helping us advance a new way of thinking about drug discovery, one driven by genetics and the DNA we inherit. The insights of why some people are protected from or are at greater risk for certain diseases can lead to genetically validated targets that are at least twice as successful in clinical trials.” Dr. Hal Barron, Chief Scientific Officer & President R&D, GSK (2021) Inception-to-date targets discovered: 50/50 shared costs and profits $300M equity investment Access to GSK technology and platforms 40+ programs1 Strategic Collaboration With Oncology Immunology Cardiovascular Metabolic Disease Neurology 1 Including GSK unilateral programs. 30

Immunology Immuno-oncology Phase 1 Data First Time in Human Preclinical Next Milestone Phase 1 Phase 2 Phase 3 We Have Generated a Deep Pipeline Across Multiple Therapeutic Areas Cardiovascular/ Metabolic CD96 P006 31 Neurology, Other Immuno-oncology EARLY STAGE PROGRAMS (40+) Note: As of March 21, 2021

Our Lead CD96 Program Was Identified With ML and AI Applied to Our Proprietary I/O Genetic Signature Cancer Autoimmune Source: Evaluate Pharma historical and forecast estimates. Large I/O market with over $41B expected in 2021 sales CD96 pathway validated with ML and AI applied to our proprietary I/O genetic signature which also identifies marketed I/O drugs We discovered the signaling pathway has a similar genetic I/O signature 2021 projected sales of leading checkpoint inhibitors I/O genetic signature shows opposing effects on autoimmune and cancer phenotypes CD96 plays an important role in regulating NK and T cell antitumor activity $17.0B KEYTRUDA $7.9B OPDIVO $1.8B YERVOY 32 GSK’608 (anti-CD96) is progressing through a Phase 1 multi-ascending dose trial in patients with advanced solid tumors

Our 23andMe I/O Asset, P006, is a Potent Activator of Human T Cells Suppressed by Tumor Antigen Cancer Immune Immune Cancer Ligand Receptor Signaling protein P006 ligand is strongly expressed in a subset of human tumors Immunohistochemistry for P006 ligand in Small Cell Lung Cancer P006 blocks tumor suppression of T cells and activates immune response 33 P006 advancing to clinical trials by end of FY2022 P006 pathway has a strong I/O signature unique to the 23andMe database

We Are Rapidly Scaling Our Therapeutics Discovery Efforts Cumulative Targets Through Validation 34 18 December 31, 2020 March 31, 2020 March 31, 2019 9 5

Financials 4

Investing in Our Future


11.3
9.8
7.8
4.4
2.0
1.3
0.9
FY15A
FY16A
FY17A
FY18A
FY19A
FY20A
FY21A
Cumulative Genotyped Customers in M
Customer Acquisition Cost

"Anyone trying to replicate the 23andMe model by focusing only on the data, and neglecting the central focus on empowered, engaged patients, is likely to fail – and never understand why."

David Shaywitz
Forbes Magazine

Note: Fiscal year ends March 31.

35

Balancing Growth With Profitability in Consumer and Research Services Consumer and Research Services Investing in Our Future Profitable Growth Sales & Marketing Expense Revenue Gross Margin 23andMe Financials (in $M, except for %) CRS Adjusted EBITDA (in $M) Note: Fiscal year ends March 31. ($86) ($66) ($9) ($10) $26 $71 $441 $305 $218 $256 $317 $400 44% 45% 45% 51% 55% 58% $191 $111 $44 $69 $76 $85 FY19A FY20A FY21E FY22E FY23E FY24E 36

Drivers of Future Growth Consumer Opportunity Therapeutics CUMULATIVE SUBSCRIPTIONS (in M) CUMULATIVE TARGETS THROUGH VALIDATION ANNUAL KITS SOLD (units in M) Note: Fiscal year ends March 31. 1.6 1.7 2.1 2.5 0.1 0.7 1.6 2.9 FY21A FY22E FY23E FY24E FY21A FY22E FY23E FY24E 37 18 December 31, 2020 March 31, 2020 March 31, 2019 9 5

Revenue Composition Nine Months Ended December 31, Twelve Months Ended March 31, 2020 FY2020 FY2019 (in $M, except percentages) Amount Percentage of Revenue Amount Percentage of Revenue Amount Percentage of Revenue Consumer Services $119 77% $272 89% $426 96% Research Services $36 23% $28 9% $12 3% Therapeutics $0 0% $6 2% $3 1% Total $155 100% $305 100% $441 100% 38

Consumer Service Revenue Seasonality Nine Months Ended December 31, Twelve Months Ended March 31, Nine Months Ended December 31, Twelve Months Ended March 31, 2020 FY2020 FY2019 2020 FY2020 FY2019 (in $M, except percentages) Amount Percentage of Year-to-Date Q1 ending June 30 $35 $66 $119 29% 24% 28% Q2 ending Sept 30 $41 $64 $81 34% 24% 19% Q3 ending Dec 31 $44 $57 $76 37% 21% 18% Q4 ending Mar 31 N/A $84 $149 N/A 31% 35% Year-to-Date $119 $272 $426 100% 100% 100% 39

40 Research Services Revenue — GSK Component Contract Months 1 - 12 13 - 24 25 - 36 37 - 48 GSK Option Period Fiscal Year FY19 FY20 FY21 (Current) FY22 FY23 $27M Excess Consideration $127M Research Services Revenue $100M Cash $25M per year (x4) $300M Equity Investment Allocated to transaction price

Research and Development Expense Composition Nine Months Ended December 31, 2020 Twelve Months Ended March 31, 2020 (in $M, except percentages) Amount Percentage of Total R&D Expense Amount Percentage of Total R&D Expense Personnel-related expenses $63 55% $89 49% Lab-related research services $21 18% $40 22% Facilities $15 13% $23 13% Depreciation, equipment and supplies $10 9% $14 8% Other $5 5% $15 8% Total $114 100% $181 100% 41

Sales and Marketing Expense Composition Nine Months Ended December 31, Twelve Months Ended March 31, 2020 FY2020 FY2019 (in $M) Amount Amount Amount Advertising Expense $11 $72 $155 Personnel $11 $20 $20 Outside Services $5 $10 $10 Facilities and OH Allocation $4 $8 $6 Total $31 $111 $191 42

Adjusted EBITDA: Overall and by Segment Nine Months Ended December 31, Twelve Months Ended March 31, 2020 FY2020 FY2019 (in $M) Amount Amount Amount Segment Adjusted EBITDA Consumer & Research Services ($5) ($66) ($86) Therapeutics ($39) ($53) ($32) Unallocated Corporate ($22) ($28) ($24) Total Adjusted EBITDA ($65) ($147) ($141) Reconciliation of Net Loss to Adjusted EBITDA Net Loss ($117) ($251) ($184) Adjustments: Interest (income), net ($0) ($6) ($5) Other (income), net ($1) ($1) $0 Depreciation and Amortization $16 $23 $10 Stock-based compensation expense $37 $44 $37 Restructuring and other charges - $45 - Total Adjusted EBITDA ($65) ($147) ($141) Note: Fiscal year ends March 31. 43

Financial Summary in M FY19A FY20A FY21E FY22E FY23E FY24E Cumulative Genotyped Customers 7.8 9.8 11.3 12.6 14.3 16.4 Cumulative Subscriptions - - 0.1 0.7 1.6 2.9 in $M Revenue $441 $305 $218 $256 $317 $400 Gross Margin % 44% 45% 45% 51% 55% 58% Consumer & Research Services Adjusted EBITDA ($86) ($66) ($9) ($10) $26 $71 Adjusted EBITDA ($141) ($147) ($106) ($134) ($109) ($78) Note: Fiscal year ends March 31. 44

U.S. Telehealth TAM $250B Pharma R&D TAM $190B Global Prescription Drug TAM $825B 11M+ genotyped customers and growing Genetic Data Fuels Massive Market Opportunities 1 2 2 1 McKinsey, “Telehealth: a quarter-trillion-dollar post-Covid-19 reality?” (2020). 2 EvaluatePharma, “World Preview 2020, Outlook to 2026” (2020). 45

Q & A 5

APPENDIX

Imputation Allows Us to Make the Vast Majority of GWAS Discoveries at a Fraction of the Cost of Sequencing

- Genetic variants are correlated with each other. Knowing the alleles an individual carries at a given position in their genome allows alleles at nearby locations to be inferred.
  - This inference process is known as '<u>genotype imputation</u>'.
- We type ~650,000 SNPs using our genotyping array, which allows accurate imputation for > 35m SNPs in the genome.
- Genotype imputation is much more cost effective than whole-genome sequencing.
  - Whole-genome sequencing ~$1000 / sample. Exome sequencing ~$400 / sample. Imputation < $0.01 / sample
  - We can impute variants down to ~0.5% frequency, which covers the range at which even large GWAS are statistically powered.
- We do deploy sequencing in situations where there is a clear benefit over and above imputation.
  - E.g. Rare diseases, founder populations, non-European populations, complex regions of the genome, etc.



Reference Genomes
Genotyped Samples
Imputation Process
Imputed Samples
Before imputation
After imputation

46